Exhibit 99.2

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	RICHA PERIWAL richaperiwal@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s Q4 & FY23 Financial Results

Hyderabad, India, May 10, 2023: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the fourth quarter and full year ended March 31, 2023. The information mentioned in this release is on the basis of consolidated financial statements under International Financial Reporting Standards (IFRS).

Q4 Performance Summary	FY23 Performance Summary

Rs. 6,297 Cr

Revenue

[Up: 16% YoY; Down 7% QoQ]

57.2%

Gross Margin

[Q4 FY22: 52.9%; Q3 FY23: 59.2%]

Rs.1,799 Cr

SGNA expenses

[28.6% of Revenues]

Rs. 537 Cr

R&D expenses

[8.5% of Revenues]

Rs. 1,631 Cr

EBITDA

[25.9% of Revenues; Up: 26% YoY; Down: 17% QoQ]

Rs. 1,326 Cr*

Profit before Tax

[Up: 434% YoY; Down: 19% QoQ]

Rs. 959 Cr

Profit after Tax

[Up: 996% YoY; Down: 23% QoQ] 1

Rs. 24,588 Cr

Revenue

[Up: 15% YoY]

56.7%

Gross Margin

[FY22: 53.1%]

Rs. 6,803 Cr

SGNA expenses

[27.7% of Revenues]

Rs. 1,938 Cr

R&D expenses

[7.9% of Revenues]

Rs. 7,308 Cr

EBITDA

[29.7% of Revenues; Up: 42% YoY]

Rs. 6,037 Cr*

Profit before Tax

[Up: 87% YoY]

Rs. 4,507 Cr

Profit after Tax

[Up: 91% YoY]

* Excluding impairments in current & previous periods, Q4 FY 23 PBT is Rs. 1,380 Cr (growth of 38% YoY) and FY 23 PBT is Rs. 6,107 Cr (growth of 53% YoY)

Commenting on the results, Co-Chairman & MD, G V Prasad said: “FY 23 has been a year of record sales, profits and cash flow, driven by our performance in US Generics. We progressed well in our productivity and sustainability agenda. We will continue to deliver on our purpose, invest in growth drivers and promote a culture that is innovative and collaborative ensuring the future of our business.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = Rs. 82.19

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q4 FY23		Q4 FY22		YoY	Q3 FY23		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr%
Revenues	766	62,968	661	54,368	16	824	67,700	(7)
Cost of Revenues	328	26,971	312	25,625	5	336	27,607	(2)
Gross Profit	438	35,997	350	28,743	25	488	40,093	(10)
Operating Expenses
Selling, General & Administrative expenses	219	17,992	191	15,674	15	219	17,981	0
Research and Development expenses	65	5,366	53	4,326	24	59	4,821	11
Impairment of non-current assets	7	540	91	7,515	(93)	2	134	303
Other operating (income)/expense	(3)	(281)	(4)	(291)	(3)	9	732	(138)
Results from operating activities	151	12,380	18	1,519	715	200	16,425	(25)
Net finance (income)/expense	(10)	(799)	(10)	(859)	(7)	2	139	(675)
Share of profit of equity accounted investees	(1)	(76)	(1)	(105)	(28)	(1)	(60)	27
Profit before income tax	161	13,255	30	2,483	434	199	16,346	(19)
Income tax expense	45	3,663	20	1,608	128	47	3,875	(5)
Profit for the period	117	9,592	11	875	996	152	12,471	(23)

Diluted Earnings Per Share (EPS)	0.70	57.62	0.06	5.26	995	0.91	74.95	(23)

As % to revenues	Q4 FY23	Q4 FY22	Q3 FY23
Gross Profit	57.2	52.9	59.2
SG&A	28.6	28.8	26.6
R&D	8.5	8.0	7.1
EBITDA	25.9	23.9	29.0
PBT	21.1	4.6	24.1
PAT	15.2	1.6	18.4

EBITDA Computation

	Q4 FY23		Q4 FY22		Q3 FY23
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	161	13,255	30	2,483	199	16,346
Interest (income) / expense - Net*	(8)	(673)	0	24	(1)	(93)
Depreciation	27	2,213	25	2,039	27	2,245
Amortization	12	977	11	920	12	1,026
Impairment	7	540	91	7,515	2	134
EBITDA	198	16,312	158	12,980	239	19,658

* Includes income from Investments

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = Rs. 82.19

Revenue Mix by Segment

	Q4 FY23	Q4 FY22	YoY	Q3 FY23	QoQ
Segment	(Rs.)	(Rs.)	Gr %	(Rs.)	Gr %
Global Generics	54,257	46,118	18	59,241	(8)
North America	25,321	19,971	27	30,567	(17)
Europe	4,960	4,444	12	4,303	15
India	12,834	9,689	32	11,274	14
Emerging Markets	11,142	12,013	(7)	13,097	(15)
Pharmaceutical Services and Active Ingredients (PSAI)	7,787	7,557	3	7,758	0
Others	924	693	33	701	32
Total	62,968	54,368	16	67,700	(7)

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = Rs. 82.19

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	FY23			FY22			Gr
Particulars	($)	(Rs.)%		($)	(Rs.)%		%
Revenue	2,992	2,45,879	100.0	2,608	2,14,391	100.0	15
Cost of revenues	1,296	1,06,536	43.3	1,223	1,00,551	46.9	6
Gross profit	1,695	1,39,343	56.7	1,385	1,13,840	53.1	22
Operating Expenses
Selling, General & Administrative expenses	828	68,026	27.7	755	62,081	29.0	10
Research and Development expenses	236	19,381	7.9	213	17,482	8.2	11
Impairment of non-current assets	9	699	0.3	92	7,562	3.5	(91)
Other operating income	(72)	(5,907)	(2.4)	(34)	(2,761)	(1.3)	114
Results from operating activities	695	57,144	23.2	359	29,476	13.7	94
Net finance income	(35)	(2,853)	(1.2)	(26)	(2,119)	(1.0)	35
Share of profit of equity accounted investees	(5)	(370)	(0.2)	(9)	(703)	(0.3)	(47)
Profit before income tax	734	60,367	24.6	393	32,298	15.1	87
Income tax expense	186	15,300	6.2	106	8,730	4.1	75
Profit for the period	548	45,067	18.3	287	23,568	11.0	91

Diluted EPS	3.30	270.85		1.72	141.69		91

EBITDA Computation

	FY23		FY22
Particulars	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	734	60,367	393	32,298
Interest income - Net*	(8)	(621)	(3)	(284)
Depreciation	105	8,614	99	8,152
Amortization	49	4,022	45	3,672
Impairment	9	699	92	7,562
EBITDA	889	73,081	625	51,400

* Includes income from Investments

Key Balance Sheet Items

	As on 31st Mar 2023		As on 31st Dec 2022		As on 31st Mar 2022
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and other investments	760	62,456	610	50,164	584	48,033
Trade receivables (current & non-current)	882	72,486	913	75,046	813	66,818
Inventories	592	48,670	600	49,326	619	50,884
Property, plant and equipment	809	66,462	791	64,996	756	62,169
Goodwill and Other Intangible assets	427	35,094	431	35,401	385	31,664
Loans and borrowings (current & non-current)	164	13,472	215	17,663	412	33,845
Trade payables	322	26,444	317	26,023	311	25,572
Equity	2,810	2,30,991	2,680	2,20,273	2,318	1,90,527

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = Rs. 82.19

Revenue Mix by Segment [year on year]

	FY23			FY22			Gr
Segment	($)	(Rs.)%		($)	(Rs.)%		%
Global Generics	2,601	2,13,768	86.9%	2,180	1,79,170	83.6%	19%
North America	1,237	1,01,704	41.4%	911	74,915	34.9%	36%
Europe	214	17,603	7.2%	202	16,631	7.8%	6%
India	595	48,932	19.9%	510	41,957	19.6%	17%
Emerging Markets	554	45,529	18.5%	556	45,667	21.3%	0%
Pharmaceutical Services and Active Ingredients (PSAI)	354	29,069	11.8%	374	30,740	14.3%	-5%
Others	37	3,042	1.2%	55	4,481	2.1%	-32%
Total	2,992	2,45,879	100.0%	2,608	2,14,391	100.0%	15%

Revenue Analysis [Q4 FY23 and FY23]

Global Generics (GG)

➢	FY23 revenue for GG segment at Rs. 213.8 billion higher by 19% over FY22. This growth was driven by North America, Europe and India, while Emerging markets remained flat.
➢	Q4 revenue at Rs. 54.3 billion, YoY growth of 18% and QoQ decline of 8%. YoY growth was driven by growth in North America, Europe and India markets; however, partially impacted due to a decline in revenues in Emerging Markets. QoQ decline was mainly due to decline in North America and Emerging Markets, partially offset by growth in Europe and India

North America

➢	FY23 revenue from North America Generics for the year at Rs. 101.7 billion, YoY growth of 36%. The growth was contributed by new launches, scale up of existing products and favorable forex rates movement, which was partially offset by price erosion.
➢	Q4 revenue at Rs. 25.3 billion, YoY growth of 27% and QoQ decline of 17%. YoY growth was primarily on account of new product launches and favorable forex rates movement, partly offset by price erosion. QoQ decline was due to fluctuation in demand for our new launches.
➢	During the quarter, we launched 6 new products – Difluprednate, Lurasidone Tablets, Lubiprostone Capsules, Sunitinib Capsules, Nelarabine Injection and Timolol Gel. This takes our full year launch count to 25 products.
➢	During the year, we filed 12 new Abbreviated New Drug Applications (ANDAs) with the US Food and Drug Administration (USFDA). As of 31st March 2023, cumulatively 86 generic filings are pending for approval with the USFDA (81 ANDAs and 5 NDAs under 505(b)(2) route). Out of the pending 86 ANDAs, 45 are Para IVs, and we believe 18 have ‘First to File’ status.

Europe

➢	FY23 revenue from Europe at Rs. 17.6 billion. YoY growth of 6%, driven by volume traction in base business and new product launches, which was partially offset by price erosion in some of our products.
➢	Q4 revenue at Rs. 5.0 billion, YoY growth of 12% and QoQ growth of 15%. YoY growth was primarily on account of new product launches and traction in base business volumes, partly offset by price erosion in the base business. QoQ growth was driven by traction in base business volumes and favourable forex rates movement.

India

➢	FY23 revenue from India at Rs. 48.9 billion. YoY growth of 17% was primarily attributable to increase in prices of our existing products, along with additional revenues from the launch of new products. The growth was also aided by divestment of a few non-core brands during the year. During the year, we launched 9 new brands in India.
➢	Q4 revenue at Rs. 12.8 billion, YoY growth of 32% and QoQ growth of 14%. YoY growth primarily driven by favorable price variance, new product launches, and non-core brand divestments while QoQ growth was primarily due to divestment of a few non-core brands, partially offset by decline in volumes of some of our products.

Emerging Markets

➢	FY23 revenue from Emerging Markets at Rs. 45.5 billion, remained flat over the previous year. However, this grew by 13% adjusted for the covid related product sales and divestment income realized in the last year.

-	Revenue from Russia for the year at Rs. 21.2 billion, YoY growth of 2% impacted due to higher base of FY 22, which included revenues from divestment of few non-core brands. The base business grew by 11% net of divestment income, driven by favorable price variance and beneficial forex rates movement, partially offset by a decrease in volumes.

-	Revenue from other CIS countries and Romania for the year at Rs. 8.6 billion, YoY growth of 4%. Growth was on account of favorable price variance, partly offset by a decrease in volumes of base business and adverse movement in forex rates.

-	Revenue from Rest of World (RoW) territories for the year at Rs. 15.7 billion, YoY decline of 5% primarily on account of revenues from covid related products in the FY 22. The revenues were also impacted by an adverse price variance, partly offset by new product launches.

➢	Q4 revenue at Rs. 11.1 billion, YoY decline of 7% and QoQ decline of 15%.

-	Revenue for Russia for Q4 at Rs. 5.2 billion, both YoY and QoQ decline of 24%. YoY decline was mainly attributable to divestment income & higher channel inventory in Q4 of last year. QoQ decline was primarily due to reduction in base business volumes and adverse forex rates movement.

-	Revenue from other CIS countries and Romania for the quarter are Rs. 2.3 billion, remained flat YoY while showing an increase of 2% QoQ. Benefits from favorable price variance were set off with reduction in base business volumes.

-	Revenue from Rest of World (RoW) territories for Q4 at Rs. 3.7 billion, YoY growth of 28% and QoQ decline of 8%. The YoY growth was primarily driven by an increase in base business volumes, new product launches and favorable forex rates movement, partially offset by adverse price variance. QoQ decline was mainly due to adverse price variance and reduction in base business volumes.

Pharmaceutical Services and Active Ingredients (PSAI)

➢	FY23 revenue from PSAI at Rs. 29.1 billion. YoY decline of 5%. The decline was mainly on account of decline in base business volumes and price erosion in some of our products, partially offset by new product launches and favorable forex rate movements. FY22 included higher contribution from sales of covid related portfolio.

➢	Q4 revenue at Rs. 7.8 billion, with growth of 3% YoY, while it remained flat QoQ. YoY growth was primarily driven by new product launches and favourable forex rates movement. These were offset by a reduction in base business volumes and adverse price variance.

➢	During the year, we have filed 12 DMFs in the US, of which 7 DMFs were filed in Q4FY23.

Income Statement Highlights:

➢	FY 23 gross margin at 56.7%, an increase of ~360 bps over previous year. The increase was driven by new product sales of certain products with higher gross margins, higher government incentives and favourable foreign exchange. This was partially offset with price erosion in certain of our products, primarily in the United States and Europe. The gross profit margin for GG and PSAI business segments are at 62.1% and 16.2% respectively.

Q4 gross margin at 57.2% (GG: 61.7%, PSAI: 25.2%). Gross margin increased by ~430 bps YoY, while it declined by ~210 bps QoQ. YoY increase was driven by new product sales of certain products with higher gross margins, and favourable foreign exchange, partially offset by price erosion, primarily in United States and Europe. QoQ decline was primarily due to lower government incentives and product mix, which was partly offset by income from divestment of non-core brands.

➢	Selling, general & administrative (SG&A) expenses for FY23 at Rs. 68.0 billion, an increase of 10% on a YoY basis. SG&A as a % to sales for FY23 was 27.7%, a decline of 130 basis points over FY22. SG&A expenses for Q4 at Rs. 18.0 billion, YoY increase of 15% and remained flat QoQ. The SG&A spend increase is largely on account of investments in sales & marketing and adverse impact of forex rates.

➢	Impairment charge for FY23 at Rs. 0.7 billion and for Q4 at Rs. 0.5 billion. This is mainly due to decrease in market potential of products acquired from Nimbus Health GmbH and certain other product-related intangibles due to adverse market conditions.

➢	Research & development (R&D) expenses in FY23 at Rs. 19.4 billion. As % to Revenues – FY23: 7.9% | FY22: 8.2%. Q4 R&D expenses at Rs. 5.4 billion, 8.5% of revenue. We continue our focus on investing in R&D to build a healthy pipeline of new products across our markets for both small molecules and biosimilars.

➢	Other operating income for FY23 at Rs. 5.9 billion compared to Rs. 2.8 billion in FY22. The net other income was higher primarily on account of recognition of income of Rs. 5.6 billion from a settlement agreement, with Indivior Inc., Indivior UK Limited, and Aquestive Therapeutics, Inc., resolving all claims between the parties relating to the Company’s generic buprenorphine and naloxone sublingual film. Other operating income for Q4 was Rs. 0.3 billion.

➢	Net Finance income for FY23 at Rs. 2.9 billion compared to Rs. 2.1 billion in FY22. The increase is primarily on account of higher foreign exchange gain in current year as compared to FY22 and increase in profit on sale of mutual funds compared to FY22. Net finance income in Q4 was Rs. 0.8 billion.

➢	Profit before Tax for FY23 at Rs. 60.4 billion, YoY growth of 87%. Profit before Tax for Q4 is at Rs. 13.3 billion.

➢	Profit after Tax for FY23 at Rs. 45.1 billion and for Q4 at Rs. 9.6 billion. The effective tax rate for the year has been 25.3% as compared to 27.0% in FY22, due to changes in the Company’s jurisdictional mix of earnings. The effective tax rate for the quarter has been at 27.6% as compared to 64.8% in Q4FY22. The previous year ETR was higher due to impairment charge impact.

➢	Diluted earnings per share for FY23 is Rs. 270.9. Diluted earnings per share for Q4 is Rs. 57.6.

Other Highlights:

➢	EBITDA for FY23 at Rs. 73.1 billion and the EBITDA margin is 29.7%. EBITDA for Q4 at 16.3 billion and the EBITDA margin at 25.9%.

➢	Capital expenditure for FY23 at Rs. 11.3 billion. Capital expenditure for Q4 at Rs. 2.6 billion.

➢	Free cash-flow for FY23 at Rs. 40.1 billion and for Q4 it at Rs. 16.0 billion.

➢	Net cash surplus for the company at Rs. 50.5 billion as on March 31, 2023.

➢	The Board has recommended payment of a dividend of Rs. 40 per equity share of face value Rs 5/- each (800% of face value) for the year ended March 31, 2023 subject to approval of the members of the company.

All amounts in millions, except EPS

About key metrics and non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical performance, financial position or cash flows that are adjusted to exclude or include amounts, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Our non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please refer to "Reconciliation of GAAP to Non-GAAP Results" table in this press release.

All amounts in millions, except EPS

Reconciliation of GAAP measures to Non-GAAP measures

Free Cash Flow

	Three months Ended March 31, 2023	Year Ended March 31, 2023
Net cash generated from operating activities	23,376	69,587
Less:
Taxes	(3,697)	(10,714)
Investments in PPE and Intangibles	(3,722)	(18,782)
Free Cash Flow	15,957	40,091

Operating working capital

Year Ended March 31, 2023
Inventories	48,670
Trade Receivables	72,485
Less:
Trade Payables	26,444
Operating Working Capital	94,711

Net cash surplus

Year Ended March 31, 2023
Cash and cash equivalents	5,779
Investments	56,678
Short-term borrowings	(7,390)
Long-term borrowings, current portion	(4,804)
Less:
Restricted cash balance	89
Lease liabilities (included in Long-term borrowings, current portion)	(1,004)
Equity Investments (included in Investments)	716
Net Cash Surplus	50,462

All amounts in millions, except EPS

Computation of Return on Capital Employed

Year Ended March 31, 2023
Profit before tax	60,367
Less:
Interest and Investment Income (Excluding forex gain/loss)	627
Earnings Before Interest and taxes [A]	59,740

Average Capital Employed [B]	1,72,602

Return on Capital Employed (A/B) (Ratio)	34.6%

Computation of capital employed

	Year Ended March 31, 2023	Year Ended March 31, 2022
Property Plant and Equipment	66,462	62,169
Intangibles	30,849	27,246
Goodwill	4,245	4,418
Investment in equity accounted associates	4,702	4,318
Other Current Assets	20,069	13,902
Other investments	660	3,668
Other non-current assets	800	894
Inventories	48,670	50,884
Trade Receivables	72,485	66,818
Derivative Financial Instruments	1,095	1,427
Less:
Other Liabilities	42,320	36,414
Provisions	5,513	4,315
Trade payables	26,444	25,572
Operating Capital Employed	1,75,760	1,69,443
Average Capital Employed	1,72,602

Computation of EBITDA

Refer page no. 2 and 4 for EBITDA computations.

Earnings Call Details (07:30 pm IST, 10:00 am EDT, May 10, 2023)

The management of the Company will host an earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Conference Joining Information

Option 1: Express Join with DiamondPass™

Pre-register with the below link and join without waiting for the operator.

https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=8728481&linkSecurityString=2cca7c8d18

Option 2: Join through below Dial-In Numbers
Universal Access Number:	+91 22 6280 1219 +91 22 7115 8120
International Toll Free Number:	USA: 1 866 746 2133 UK: 0 808 101 1573 Singapore: 800 101 2045 Hong Kong: 800 964 448

No password/pin number is necessary to dial in to any of the above numbers. The operator will provide instructions on asking questions before and during the call.

Play Back: The play back will be available after the earnings call, till May 17th, 2023. For play back dial in phone No: +91 22 7194 5757, and Playback Code is 65827.

Transcript: Transcript of the Earnings call will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its businesses, Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr Reddy’s operates in markets across the globe. Our Major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2022. The company assumes no obligation to update any information contained herein.”